[The article below appeared in the Spring 2015 issue of BellTel Retiree newsletter, published by the Association of BellTel Retirees.]

Proxy 2015:

Retirees Launch Another Anti-Golden Parachute Proposal

Retirees of Verizon Communications launched their 17th consecutive Verizon proxy campaign aimed at reforming the company’s executive compensation and corporate governance by introducing a proposal that would require that excessive “golden parachute” severance payments for top executives must be approved by shareholders.

            The Association of BellTel Retirees and its board members are seeking the support of Verizon shareholders for its 2015 proxy initiative. The company’s annual meeting is May 7 in Minneapolis, Minnesota.

            This year, the Association is asking Verizon to seek shareholder approval for any new or renewed “golden parachute” severance payments for an executive officer that exceeds three times the sum of the executive’s base salary plus target short-term bonus. Unlike Verizon’s current policy on golden goodbye packages, the proposal defines the “total value” of “severance or termination payments” to include “any equity awards if vesting is accelerated, or a performance condition waived, due to termination.”

            If CEO Lowell McAdam is terminated without cause, whether or not there is a change in control, he could receive an estimated $37.1 million in termination payments, more than seven times his 2013 base salary plus short-term bonus, according to the shareholder proposal introduced by Association Chairman Jack Cohen.

            “A $37 million golden goodbye package is outrageous, particularly since it waives all the performance conditions that supposedly justify Verizon’s lucrative performance stock options,” Cohen states in the proxy proposal’s supporting statement. “This $37 million would also be paid out in addition to pension and nonqualified deferred compensation plans, which are worth millions more.”

            VERIZON BOARD ELECTIONS:

The Association also submitted a proposal urging the Board to adopt a reform that would prohibit management from monitoring the running tallies of proxy voting results prior to the annual meeting and using those preliminary results to target solicitations. However, Verizon was able to deny shareholders an opportunity to vote on this policy by obtaining the approval of the Securities and Exchange Commission to exclude the proposal from this year’s proxy statement. (Artwork of a person in an open parachute)

            Previously 53.2% of shareowners voted in favor of an Association proposal allowing any individual or group owning 3% of Verizon common stock for at least three years to nominate candidates for election to the company board. Verizon’s Board, which initially opposed that proposal, adopted this bylaw amendment

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BellTel has won an unprecedented 11 corporate mandate changes through its proxy campaigns.

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last year, making it only the second major public company to allow shareholders to nominate candidates for election to the board, without the need to fund an expensive independent solicitation.

            John Brennan, President of the Association of BellTel Retirees said, “Our Association feels that these shareholder proposals are necessary to bring about change at Verizon and ensure better corporate governance. Our ‘proxy access’ proposal allowing shareholders to nominate board candidates won in 2013 and shareholders approved this bylaw change in 2014. Allowing the company’s owners to nominate candidates that are independent of management’s candidates is the next logical step. Having someone not ‘hand-picked’ by Verizon’s management allows for better corporate governance and thus shareholder interests would be better represented.”

            Since 1999, the Association of BellTel Retirees has introduced a series of successful corporate governance and executive compensation changes. BellTel has achieved an unprecedented

11 reforms after shareholders strongly supported proxy proposals introduced by the Association or one of its officers over management opposition. Three BellTel proposals won a majority vote and eight others drew enough support that the company adopted the retiree proposal in part or after a negotiation with the Association.

If You Are a Verizon Shareholder:

Please read the following instructions for when you get your 2015 Verizon shareholder proxy information.

  We ask you to WAIT for a letter or an email from the Association that will give our recommendations for voting.

  Understand, you will receive the annual report, proxy statement and balance sheet BEFORE you hear from us.  Please be patient. We will not know the name and number assigned to the Verizon Retiree proxy proposals until we receive this information from the company.

  We will need that information to finalize our letter, print it and mail it to you. There is no rush to vote as you will have plenty of time to send in your ballot after you receive our letter.

  Those who are signed up for our email bulletin service will receive this information first, then members receiving via U.S. mail will receive the information a week or more thereafter.

  Please vote this proxy season.